EXHIBIT 21. SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization	% of ownership by United Fire or one of its subsidiaries
United Life Insurance Company	Iowa	100 % owned by United Fire
Lafayette Insurance Company	Louisiana	100 % owned by United Fire
Addison Insurance Company	Illinois	100 % owned by United Fire
United Fire & Indemnity Company	Texas	100 % owned by United Fire
American Indemnity Financial Corporation	Delaware	100 % owned by United Fire
Texas General Indemnity Company	Colorado	100 % owned by American Indemnity Financial Corporation
United Fire Lloyds	Texas	Operationally and financially controlled by United Fire & Indemnity Company